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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09056894

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-50991

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Life Science Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 Thorndal Circle
(No. and Street)

Darien (City) Connecticut (State) 06820 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James M. Fiore, President (203) 442-6500
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

SEC Mail Processing Section
FEB 25 2009
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

OATH OR AFFIRMATION

I, James Fiore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Life Science Group, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

(Signature)

PRESIDENT

(Title)

(Notary Public)

MAUREEN A. KENNY
NOTARY PUBLIC
MY COMMISSION EXPIRES JULY 31, 20 13

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Life Science Group, Inc.
Darien, Connecticut

We have audited the accompanying statement of financial condition of Life Science Group, Inc. as of December 31, 2008, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Life Science Group, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*, during the year ended December 31, 2008.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kaufman, Rossin & Co.

Miami, Florida
February 23, 2009

LIFE SCIENCE GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

CASH AND CASH EQUIVALENTS	$	151,564
RECEIVABLE FROM BROKER (NOTE 8)		25,000
MARKETABLE SECURITIES OWNED, AT FAIR VALUE (NOTES 5 AND 8)		8,792
OTHER INVESTMENTS, AT FAIR VALUE (NOTES 4 AND 5)		4,792
PROPERTY AND EQUIPMENT (NOTE 2)		67,443
DUE FROM RELATED PARTY (NOTE 6)		15,000
ADVANCES TO STOCKHOLDERS (NOTE 6)		14,218
OTHER ASSETS		22,940
	$	309,749

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	16,059
LEASE COMMITMENT (NOTE 3)		
STOCKHOLDERS' EQUITY		293,690
	$	309,749

See accompanying notes.

LIFE SCIENCE GROUP, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

REVENUES		
Placement agent income	$	1,088,962
Other income - related party (Note 6)		755,650
Commissions		46,599
Consulting fees		8,300
Interest and dividends		1,615
Net realized and unrealized loss on securities (Note 4)	(	12,180)
Total revenues		1,888,946
EXPENSES		
Clearing charges		15,690
Depreciation and amortization (Note 2)		6,386
Insurance		73,421
Licenses and registration		7,941
Other general and administrative		47,181
Professional and contractual services		32,339
Rent (Note 3)		79,135
Salaries and related costs		1,490,795
Telephone		27,545
Travel		12,345
Total expenses		1,792,778
NET INCOME	$	96,168

See accompanying notes.

LIFE SCIENCE GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2008

	Common stock $0.01 par value; 20,000 shares authorized				
	Shares issued and outstanding	Amount	Additional paid-in capital	Accumulated deficit	Total
Balances - December 31, 2007	12,500	$ 125	$ 504,375	$(306,978)	$ 197,522
Net income	-	-	-	96,168	96,168
Balances - December 31, 2008	12,500	$ 125	$ 504,375	$(210,810)	$ 293,690

See accompanying notes.

LIFE SCIENCE GROUP, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	96,168
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		6,386
Proceeds on sales of securities		34,051
Net realized and unrealized loss on securities		12,180
Changes in operating assets and liabilities:		
Receivable from broker		3,324
Due from related party	(	15,000)
Other assets	(	11,840)
Accounts payable and accrued liabilities		3,759
Deferred revenue	(	27,500)
Total adjustments		5,360
Net cash provided by operating activities		101,528
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net repayments from stockholders		25,514
Capital expenditures	(	71,353)
Net cash used in investing activities	(	45,839)
NET INCREASE IN CASH AND CASH EQUIVALENTS		55,689
CASH AND CASH EQUIVALENTS - BEGINNING		95,875
CASH AND CASH EQUIVALENTS - ENDING	$	151,564

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Life Science Group, Inc. (the Company), is a broker-dealer that specializes in investment banking and advisory services and also acts in an agency capacity, buying and selling securities for its customers and charging a commission.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

Cash and cash equivalents include liquid debt instruments with a purchased maturity of three months or less.

Valuation of Investments in Securities Fair Value - Definition and Hierarchy

The Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), during the year ended December 31, 2008. In accordance with SFAS 157, fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. SFAS 157 establishes a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs) and to establish classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments. The inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical investments

Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

Securities Transactions

Securities transactions and related commissions are reported on a trade date basis. Marketable securities owned are valued at the last quoted sales price available at the time the Company's securities are valued.

Revenue Recognition

The Company recognizes its revenue as services are provided or upon successful completion of certain investment banking transactions. For the year ended December 31, 2008, one client accounted for approximately 90% of the Company's placement agent income.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and Amortization

Depreciation of office equipment, furniture, and fixtures is computed using the straight-line method based upon estimated useful lives of 3 to 8 years. Amortization of leasehold improvements is computed at the lesser of the useful life of the asset or the lease term.

Advertising Costs

Advertising costs are charged to operations as incurred and are included in other general and administrative expenses in the accompanying statement of operations. The amount charged for the year ended December 31, 2008 was $3,150.

Income Taxes

The Company has elected, with the stockholders' consent, to be taxed under the S Corporation provisions of the Internal Revenue Code. Accordingly, the taxable income or loss of the Company is reflected by the stockholders on their personal income tax returns.

The Company has elected to defer adoption of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, until the year ending December 31, 2009 in accordance with FASB Staff Position (FSP) FIN 48-3. The Company has historically evaluated its potential income tax liability arising from uncertain tax positions pursuant to FASB Statement No. 5 whereby loss contingencies are accrued if the loss is both probable and can be reasonably estimated. FSP FIN 48-3 deferred the mandatory adoption date of the Interpretation to the annual financial statements for fiscal years beginning after December, 15, 2008 to allow the FASB to develop guidance on its application to pass-through entities, such as the Company.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2008 consisted of the following:

Furniture and fixtures	$	13,007
Office equipment		27,514
Leasehold improvements		60,474
		100,995
Less: accumulated depreciation and amortization		(33,552)
	$	67,443

Depreciation and amortization expense for the year ended December 31, 2008 amounted to $6,386.

NOTE 3. LEASE COMMITMENT

The Company is obligated under a non-cancelable operating lease for its office facility in Connecticut, expiring in August 2013.

The approximate future minimum rentals under this lease for the years subsequent to December 31, 2008 are as follows:

2009	$	46,000
2010		48,000
2011		49,000
2012		51,000
2013		35,000
	$	229,000

Rent expense, including cancellable leases, for the year ended December 31, 2008 amounted to $79,135.

NOTE 4. OTHER INVESTMENTS, AT FAIR VALUE

In connection with certain investment banking transactions, the Company received warrants to purchase common stock (collectively "other investments") from its clients as compensation. These other investments are unregistered and have restrictions as to when they can be sold. The Company values the warrants using the Black Scholes option valuation model and a reduction to that value is applied for lack of marketability due to the restrictions. At December 31, 2008, the value as determined by management of its other investments is $4,792, which is included in the accompanying statement of financial condition. The reduction in market value of $22,518 is included in net realized and unrealized loss on securities in the accompanying statement of operations.

NOTE 5. FAIR VALUE MEASUREMENT

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157 and the Company's accounting policies as disclosed in Note 1. The following table presents information about the Company's assets measured at fair value as of December 31, 2008:

ASSETS, at fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Securities owned	$ 8,792	$ -	$ -	$ 8,792
Other investments	-	4,792	-	4,792
	$ 8,792	$ 4,792	$ -	$ 13,584

NOTE 6. RELATED PARTY TRANSACTIONS

Financial Advisory Service Agreement with Related Party

On July 21, 2006, the Company entered into a financial advisory services agreement with Life Science Pharmaceuticals, Inc. ("LSP"), a company related by common ownership. Under the terms of the agreement, the Company acts as LSP's exclusive financial advisor. During the year ended December 31, 2008, revenue under this financial advisory service agreement amounted to $400,000 and is included in other income - related party in the accompanying statement of operations.

NOTE 6. RELATED PARTY TRANSACTIONS (Continued)

Management Agreement with Related Party

On August 15, 2007, the Company entered into a management agreement with LSP. The management agreement is effective for two years, and requires LSP to pay the Company a monthly fee, as defined in the agreement. In exchange for the monthly fee, LSP receives management services, office space, telephone and internet service, document storage, and computer server access. During the year ended December 31, 2008, revenue under this management agreement amounted to $355,000 and is included in other income - related party in the accompanying statement of operations. At December 31, 2008, $15,000 is owed to the Company under this management agreement and is included in due from related party in the accompanying statement of financial condition.

Advances to Stockholders

At December 31, 2008, the Company has paid $14,218 on behalf of its stockholders. Advances to stockholders are non-interest bearing and are expected to be repaid during 2009.

NOTE 7. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2008, the Company's "Net Capital" was $167,978 which exceeded requirements by $162,978, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.10 to 1.

NOTE 8. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm whose principal office is in Boston, Massachusetts. At December 31, 2008, the marketable securities owned (consisting of United States exchange listed equities) and the amount receivable from broker are held by and due from this brokerage firm.

Deposits with Financial Institutions

The Company may during the course of operations, maintain cash deposits in excess of federally insured limits.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

SUPPLEMENTARY INFORMATION

LIFE SCIENCE GROUP, INC.

COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15C3-1 AND RECONCILIATION TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART IIA FILING
DECEMBER 31, 2008

CREDITS		
Stockholders' equity	$	293,690
DEBITS		
Property and equipment		67,443
Advances to stockholders		14,218
Due from related party		15,000
Other investments		4,792
Other assets		22,940
Total debits		124,393
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		169,297
HAIRCUTS ON SECURITY POSITIONS		1,319
NET CAPITAL		167,978
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $5,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $16,059		5,000
EXCESS NET CAPITAL	$	162,978
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.10 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	16,059
RECONCILIATION WITH COMPANY'S COMPUTATION IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2008		
Net capital as reported in Company's Part IIA (unaudited) Focus report	$	171,926
Net audit adjustments (primarily arising from adjustment to deposits)		5,140
Decrease (increase) in non-allowable assets	(	9,088)
Net capital per above	$	167,978

See independent auditors' report.

LIFE SCIENCE GROUP, INC.
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3
DECEMBER 31, 2008

In accordance with the exemptive provisions of SEC Rule 15c3-3. specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Life Science Group, Inc.
Darien, Connecticut

In planning and performing our audit of the financial statements and supplementary information of Life Science Group, Inc. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board or Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kaufman, Rossin & Co.

Miami, Florida
February 23, 2009

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
suite 300
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:

200 e. broward blvd.
suite 1310
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:

225 n.e. mizner blvd.
suite 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

Naples:

5100 tamiami trail north
naples, florida 34103

239 332 5711
239 344 2222 fax

Ft. Myers:

12730 new brittany blvd.
suite 202
ft. myers, florida 33902

239 332 5711
239 344 2222 fax

World Wide Web:

www.kaufmanrossin.com

LIFE SCIENCE GROUP, INC.

REPORT PURSUANT TO RULE 17A-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2008







KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS